August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inspire Veteniary Partners, Inc.

Registration Statement on Form S-1

File No. 333- 271198

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Spartan Capital Securities, LLC, as representative of the several underwriters, hereby joins Inspire Veteniary Partners Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333- 271198) (the “Registration Statement”) to become effective on August 28, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, The Crone Law Group, PC, request by telephone that such Registration Statement be declared effective. In addition, the Company hereby withdraws its prior request for acceleration of the effective date of the above-referenced Amended Registration Statement previously filed on the EDGAR system on August 9, 2023.

Pursuant to Rule 460 under the Securities Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SPARTAN CAPITAL SECURITIES, LLC.

By:	/s/ Brian Duddy
Name: Brian Duddy
Title: Director Capital Markets